January 24, 2008

Barry Lefkowitz
Executive Vice President and Chief Financial Officer
Mack-Cali Realty Corporation
343 Thornall Street
Edison, New Jersey 08837-2206

> **Re: Mack-Cali Realty Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed February 21, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **September 30, 2007**
> **Filed November 1, 2007**
> **File No. 001-13274**

Dear Mr. Lefkowitz:

We have reviewed your response letter dated December 18, 2007 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 2. Properties, page 19

1.   We have considered your response to our prior comment 1. Based on the
        definition of "effective rent" provided in your response, we are unclear why this
        measure does not represent a Non-GAAP measure as defined in Item 10(e) of
        Regulation S-K. Revise your disclosure to comply with all the reconciliation and
        disclosure requirements of Item 10(e) of Regulation S-K or explain to us why no
        revisions are necessary.

        Please respond to the comment included in this letter within ten business days.
Please submit your response on EDGAR. If you have any questions, you may contact
Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202)551-
3629.

                        Sincerely,

                        Kevin Woody
                        Accounting Branch Chief